RATIO OF EARNINGS TO FIXED CHARGES	EXHIBIT 12

( in thousands )	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$89,060	$80,281	$302,156	$190,737
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	9,615	9,458	28,725	25,806

Earnings as defined	$98,675	$89,739	$330,881	$216,543

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$7,944	$7,843	$23,779	$21,064
Interest capitalized	138	185	302	529
Portion of rental expense representative of the interest factor	1,671	1,615	4,946	4,742
Preferred stock dividends of majority-owned subsidiary companies	20	20	60	60

Fixed charges as defined	$9,773	$9,663	$29,087	$26,395

RATIO OF EARNINGS TO FIXED CHARGES	10.10	9.29	11.38	8.20

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